EXHIBIT B

      The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                       PRINCIPAL OCCUPATION
         NAME                              OR EMPLOYMENT
         ----                              -------------

Lindsay A. Rosenwald, M.D.    Chairman of the Board of Paramount Capital
                              Asset Management, Inc., Paramount Capital
                              Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.          President of Paramount Capital Asset
                              Management, Inc., Paramount Capital
                              Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash             Director of Paramount Capital Asset
                              Management, Inc., Senior Man aging Director,
                              Paramount Capital, Inc.

Dr. Yuichi Iwaki              Director of Paramount Capital Asset
                              Management, Inc., Professor, Uni versity of
                              Southern California School of Medicine

Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.


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